 Exhibit 99.1

ADC Therapeutics Releases its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

LAUSANNE, Switzerland, March 17, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today announced its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, has been filed with the U.S. Securities and Exchange Commission (the “SEC”).

ADC Therapeutics’ Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor section of the Company’s website at ir.adctherapeutics.com. In addition, shareholders may request a hard copy of the Company’s audited financial statements, or its complete Annual Report on Form 20-F which include the audited financial statements, free of charge, by contacting IR@adctherapeutics.com.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com

+1 914-552-4625